

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Joseph Zirkman
Senior Vice President and General Counsel
DIRTT Environmental Solutions Ltd.
7303 30th Street S.E.
Calgary, Alberta, Canada T2C 1N6

      Re: **DIRTT Environmental Solutions Ltd.**
                Registration Statement on Form 10
                Exhibit Nos. 10.1, 10.23, 10.24, 10.25, 10.26, 10.27, and 10.28
                Filed September 20, 2019
                File No. 0-39061

Dear Mr. Zirkman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

/s/ Jay Ingram

Division of Corporation Finance